UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                               HMN FINANCIAL, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    40424G108
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             388,600 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       388,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             388,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             9.2%

   14   Type of Reporting Person
        PN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             388,600 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       388,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             388,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             9.2%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             388,600 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       388,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             388,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             9.2%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
        IN

        This is Amendment No. 3 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson and Peter T. Kross (including Florence Nelson as of this Amendment No. 3, the "Group") on July 11, 1997 (as amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of HMN Financial, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

   Item 2.   Identity and Background

        (d)-(e) During the past five years, none of the Partnership, the General Partners, Mr. Nelson, Mrs. Nelson or Mr. Kross has been convicted in a criminal proceeding (excluding traffic violations).

        On December 9, 1996, Standard Financial, Inc. filed a civil lawsuit (case No. 96-C-8037) in the United States District Court for the Northern District of Illinois (the "Court") naming as defendants the Partnership, the General Partners, Mr. Kross and Mr. Nelson. The lawsuit requested injunctive and other relief relating to a Schedule 13D filing with respect to beneficial ownership of Standard Financial, Inc.'s common stock. While the Court entered certain preliminary orders in February and March, 1997, those orders were subsequently vacated on October 9, 1997.

        During the past five years, Mrs. Nelson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 4.   Purpose of Transaction

        The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer.

        The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the Partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

   The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

        The Group intends to work with the Issuer to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination.
   The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

        On October 21, 1997, Messrs. Nelson and Kross met with management of the Issuer. Topics of discussion included the past performance of the Issuer and methods to maximize shareholder value in the future. At that meeting, Messrs. Nelson and Kross, on behalf of the Group, requested that the Board of Directors of the Issuer nominate Mr. Nelson for election to the Board at the 1998 Meeting of Stockholders and noted that if the Board of Directors does not nominate Mr. Nelson for election as a Board nominee, the Group most likely would nominate Mr. Nelson and directly solicit shareholder votes for Mr. Nelson's election to the Board. In addition, Messrs. Nelson and Kross informed management of the Issuer that the Group was generally reviewing its options with respect to the Issuer, and that the Group may submit for shareholder vote at the 1998 Meeting of Stockholders a proposal regarding corporate governance, maximizing shareholder value or other matters. Messrs. Nelson and Kross also informed the Issuer that the Partnership will shortly submit a request for a shareholder list and associated materials. On November 20, 1997, the Partnership sent to the Issuer a request for a shareholder list and associated materials. A copy of that letter is attached as Exhibit 3.

        The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

        The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may seek representation on the Issuer's Board of Directors. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 7.   Material to be Filed as Exhibits

        No.       Description
        1         Joint Filing Agreement*
        2         Professional Account Agreement, dated March 6, 1996,
                  between the Partnership and each of the subsidiaries of The
                  Bear Stearns Companies Inc.*
        3         Letter from Richard J. Nelson to the Issuer, dated November
                  20, 1997.


   *Filed previously with the Securities and Exchange Commission as part of the Original 13D.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     November 24, 1997


                       LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                       By:       LaSALLE CAPITAL MANAGEMENT, INC.
                                 a General Partner

                            By:       /s/ Richard J. Nelson
                                      Richard J. Nelson, President


                       /s/ Richard J. Nelson
                       Richard J. Nelson


                       /s/ Peter T. Kross
                       Peter T. Kross


                       /s/ Florence Nelson
                       Florence Nelson